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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perseus Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street

(No. and Street)

San Francisco, California 94111

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Veatch (415) 318-3626

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP

(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel H. Veatch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perseus Advisors, LLC, as of December, 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel H. Veatch.
Signature

Chief Financial Officer
Title

Janina M. Pulido
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Francisco } ss.

On 2/23/06, before me, Janina M. Pulido, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Daniel H. Weaton,
Name(s) of Signer(s)

☑ personally known to me

☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JANINA M. PULIDO
Commission # 1452410
Notary Public - California
San Francisco County
My Comm. Expires Nov 21, 2007

Place Notary Seal Above

WITNESS my hand and official seal.

Janina M. Pulido
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Perseus Advisors LLC

Document Date: 12/31/05 Number of Pages: ____

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____
☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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PERSEUS ADVISORS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2005

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700 | Telephone: (415) 434-3744
San Francisco, California 94104 | Facsimile: (415) 788-2260

To the Managing Member of

Perseus Advisors, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, the accompanying statement of financial condition and the related statements of income and changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Perseus Advisors, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Odenberg Ullakko Muranishi & Co

San Francisco, California
January 30, 2006

PERSEUS ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents	$	1,259,716
Accounts receivable		963,762
Other receivables		104,441
Prepaid taxes and expenses		42,020
Total current assets		2,369,939
Deposits and other assets		4,453
	$	2,374,392

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	136,432
Accrued compensation		125,669
Other accrued liabilities		401,570
Due to Perseus Group, LLC		53,911
Total current liabilities		717,582
Deferred rent		256,138
Total liabilities		973,720
Commitments (Note 3)		-
Member's equity		1,400,672
	$	2,374,392

See accompanying notes to financial statements.

PERSEUS ADVISORS, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Investment banking and transactional fees	$ 26,206,101
Expenses:	
Compensation and benefits	16,626,981
Legal and other professional services	245,603
Occupancy and equipment	721,719
Marketing and business development	425,260
Other general and administrative	967,453
	18,987,016
Operating income	7,219,085
Interest and other income	107,325
Net income	7,326,410
Member's equity at the beginning of the period	4,398,762
Member's withdrawals	(10,324,500)
Member's equity at the end of the period	$ 1,400,672

See accompanying notes to financial statements.

PERSEUS ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Operations:	
Net income	$ 7,326,410
Adjustments to reconcile net income to net cash from operating activities:	
Changes in other operating items:	
Accounts receivable and other receivable	1,401,294
Prepaid taxes and expenses	22,563
Other assets	1,183
Accounts payable	(457,592)
Accrued compensation	(3,005,452)
Other accrued liabilities	272,537
Due to Perseus Group, LLC	53,911
Deferred rent	49,594
Cash provided by operating activities	5,664,448
Financing:	
Member withdrawal	(10,324,500)
Cash used for financing activities	(10,324,500)
Decrease in cash and cash equivalents	(4,660,052)
Cash and cash equivalents at beginning of period	5,919,768
Cash and cash equivalents at end of period	$ 1,259,716
Cash paid during the period for:	
Income taxes	$ 800
Interest	$ -

See accompanying notes to financial statements.

PERSEUS ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2005

Net capital:	
Total member's equity	$ 1,400,672
Deduct member's equity not allowed for net capital	-
Total member's equity qualified for net capital	1,400,672
Add - other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	1,400,672
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	(1,068,203)
Other current assets	(42,020)
Other assets	(4,453)
Total deductions	(1,114,676)
Net capital before haircuts on securities positions (tentative net capital)	285,996
Haircuts on securities:	
Stock, warrants and options	-
Total net capital	$ 285,996
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and other liabilities	$ 973,720
Items not included in statement of financial condition:	
Other unrecorded amounts	-
Total aggregate indebtedness	$ 973,720
Computation of basic net capital requirement:	
Minimum net capital required	$ 64,914
Excess net capital at 1,500 percent	$ 139,938
Excess net capital at 1,000 percent	$ 188,624
Ratio: Aggregate indebtedness to net capital	3.4 to 1
Reconciliation with Company's computation (included in FOCUS report Part II (unaudited) of Form X-17-A-5 as of December 31, 2005):	
Net capital, as reported in Company's FOCUS report Part II (unaudited) of Form X-17-A-5	$ 1,623,240
Allowable assets originally reported as nonallowable:	-
Difference due to offsetting various asset accounts against related liabilities:	-
Audit adjustment to reverse a revenue transaction	(222,568)
Net capital per above	$ 1,400,672

See accompanying notes to financial statements.

PERSEUS ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization, operations and summary of significant accounting policies:

Organization and operations

Perseus Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Perseus Group, LLC. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was formed on November 24, 2003 and is engaged in the business of providing investment banking services to businesses on specific matters, mainly in the offering of securities to institutional investors. The accompanying financial statements present the operating results of the Company for the year ended December 31, 2005.

A summary of significant accounting policies follows:

Revenue recognition

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized monthly as retainer fees are billed, and as services are provided. Transactional fees are recognized as revenue when the related transaction is completed and fees are earned. Reimbursable expenses associated with investment banking services are recorded in other general and administrative expenses, net of client reimbursements.

Income taxes

The Company was formed as a Delaware limited liability company. The Company's federal and California taxable income or loss is passed through to its sole member to be reported on the member's individual tax returns; accordingly, no provision for federal income taxes is reflected in these financial statements. The State of California assesses an annual minimum franchise tax of $800 and an annual fee, based on gross receipts, of $11,790. Both the minimum tax and the fee are included in other general and administrative expenses.

Cash and cash equivalents

Cash and cash equivalents consist of FDIC insured demand deposit accounts.

Concentration of credit risk

The Company performs ongoing credit evaluations of its customers. The Company's credit losses have not been significant.

The Company places its cash accounts with a high quality financial institution. At December 31, 2005 and periodically throughout the period then ended, such investments were in excess of FDIC insurance limits.

The Company derived 11% of its revenue from one customer during the year ended December 31, 2005.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reasonable estimates of the fair value of these financial instruments.

Advertising and promotion costs

The Company expenses advertising and promotion costs as incurred. Advertising and promotion expense is included in marketing and business development expenses.

NOTE 2 - Employee benefit plans:

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may at its discretion match a percentage of each employee's contribution. The Company may also make discretionary profit sharing contributions to the plan. During the year ended December 31, 2005, the Company did not make any contributions to the plan.

NOTE 3 - Related party transactions:

The Parent of the Company, Perseus Group, LLC, incurs a number of expenses related to the daily operations of the Company. Substantially all of the expenses incurred by the Parent on behalf of the Company are reimbursed by the Company based upon an Expense Allocation Agreement between the Company and Perseus Group, LLC and are included in the accompanying financials statements under other general and administrative expenses.

In addition, the Company is currently engaged to perform services for a client, whose CEO has a minority interest in Perseus Group, LLC. The Company recorded revenue of $7,898 during the year ended December 31, 2005 and has accounts receivable of $26,085 at December 31, 2005 related to this client.

NOTE 4 - Commitments:

The Parent of the Company, Perseus Group, LLC, a related party, has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through November 2010. The Company is a party to some of the agreements. The Company reimburses the Parent for substantially all of the Parent's obligations under the leases, which totaled $721,719 for the office facility lease, and $141,421 for equipment and furniture leases for the year ended December 31, 2005.

During 2005, the Parent of the Company signed a 3-year lease agreement for an office in New York and a 5-year lease for an office in Chicago. The new leases have the same reimbursement terms as the existing ones.

The office facility leases for the San Francisco, New York, and Chicago offices provide for increasing rent payments over the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under the above lease obligations for years ending after December 31, 2005 are as follows:

Year	Office Facilities	Furniture and Equipment
2006	$ 964,227	$ 62,301
2007	1,010,198	46,276
2008	986,523	29,780
2009	817,462	-
2010	466,985	-
	$ 4,245,395	$ 138,297

NOTE 5 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and maintenance of a ratio of aggregate indebtedness to net capital, both as defined, of not more than 15 to 1.

At December 31, 2005, the Company had net capital of $285,996, which was $185,996 in excess of its net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.4 to 1.

NOTE 6 – Subsequent event:

On February 1, 2006, the Company changed its name to Savvian Advisors, LLC. There were no changes to the Company's management or operations.

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700 | Telephone: (415) 434-3744
San Francisco, California 94104 | Facsimile: (415) 788-2260

To the Managing Member of
Perseus Advisors, LLC

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedule of Perseus Advisors, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co

Odenberg, Ullakko, Muranishi & Co. LLP
San Francisco, California
January 30, 2006